SMIC Added to Ocean Tomo 300 Patent Index

SHANGHAI, February 1, 2013 — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, today announced that it has been selected as a 2012-2013 constituent of the Ocean Tomo 300® Patent Index (NYSE: OTPAT).

The Ocean Tomo 300 Patent Index is the first stock index based on the value of corporate intellectual property. The Patent Index is composed of 300 companies chosen for the value of their patent portfolios relative to book value, and along with the NASDAQ® Composite is a key market equity index for the knowledge economy. Since its inception in November 2006, the Patent Index has consistently outperformed the S&P®500.

As of January 2013, SMIC held more than 3,000 patents, with 3,800 patent applications pending. For several years, SMIC has been the leader among Chinese semiconductor manufacturers in number of patent applications filed, and in the top ten of all Chinese companies according to number of patents awarded, which demonstrate its attention to patent quality.

“We are honored to be included in the Ocean Tomo 300 Patent Index,” commented SMIC CFO Gareth Kung. “Patents and intellectual property are among the decisive contributors to SMIC’s fast growth. We will continue to vigorously pursue patents for our innovations, in order to ensure the stable growth of our intangible assets and maintain our industry leadership, while bringing greater value to our customers and investors.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Media
William Barratt
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com

Chinese Media
Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com

Investor Relations
Tel: +86-21-3861-0000 x12804
Email: IR@smics.com